Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand). Accordingly, no offering materials or advertisement in relation to the Offer may be received by a person in New Zealand nor may the Royal Dutch Shell class A ordinary shares of €0.07 each be offered directly or indirectly in New Zealand.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS THE INTERNAL ARTICLE MADE AVAILABLE ON THE WWW.SHELL.COM WEBSITE BEGINNING ON MAY 19, 2005.

INTERNAL ARTICLE FOR SHELL ONLINE
19 May

On 28th October 2004 the Boards of Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) announced a proposal to unify Royal Dutch and Shell Transport under one single parent company, Royal Dutch Shell. The documents relating to that proposed unification have been made available to shareholders today. Employees who are shareholders of Royal Dutch in countries into which the offer will be made, or shareholders of Shell Transport in countries into which the scheme is being made available will shortly receive the appropriate documentation which will set out what they need to do in relation to their shares. Employees who participate in one of the employee share-based plans will receive a personalised communication in due course with relevant information about the effect of the proposals on their rights in these plans.

The Boards of Royal Dutch and Shell Transport recommend that shareholders vote in favour of the proposals at meetings on 28 June, and in the case of Royal Dutch, tender their shares. They believe the proposals will bring increased clarity and simplicity of governance with a single smaller board and a simplified senior management structure headed by a single non-executive Chairman and a Chief Executive. They believe that there will be increased management efficiency through elimination of duplication and centralisation of functions. The new structure should also bring increased accountability as Executive Directors on the Executive Committee will report though the Chief Executive to a single board.

If approved, the structure change will mark a historic development for Shell and one which will help to reinforce our ability to deliver its business strategy of more upstream and profitable downstream. The culture change associated with Enterprise First behaviour will also play a vital part in ensuring that the benefits of the new structure are fully realised.

Different arrangements will apply to shareholders in each of the parent companies. The scheme requires approval by a majority in number representing at least 75% of shareholders present and voting in person or by proxy at the Court Meeting and by at least a 75% majority at the extraordinary general meeting to be held on the same day as the Shell Transport AGM. The High Court will also need to sanction the scheme. A simple majority of Royal Dutch shareholders will need to vote in favour of the agreement which will implement the unification proposal at the AGM and shareholders representing 95% of the Royal Dutch outstanding share capital will need to accept the offer to exchange their Royal Dutch ordinary shares for Royal Dutch Shell shares in order for the offer to be declared unconditional (the 95% condition could be reduced in due course). Various other conditions must also be satisfied.

Royal Dutch shareholders will have until 18th July to accept the offer of Royal Dutch Shell shares. The approval of Shell Transport shareholders will be sought at meetings following the company’s AGM. Meetings will take place on 28th June and, if the transaction completes as expected, trading in the shares of Royal Dutch Shell will begin on 20th July.

Further information is available at:
www.shell.com/unification (for full shareholder documentation)

http://sww-stockweb.shell.com (for information on employee share plans)

Timetable

19th May:     Publication of documents for shareholders

20th May:     Start of Royal Dutch Offer Acceptance Period

28th June:     Royal Dutch AGM

28th June:     Shell Transport AGM followed by Court meeting and EGM

18th July:     End of Royal Dutch Offer Acceptance period

20th July:     Trading in Royal Dutch Shell shares begins